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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-46474



                        PLANET POLYMER TECHNOLOGIES, INC.

                              Prospectus Supplement
                     (To Prospectus Dated November 13, 2000)


        You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

        Pursuant to the private equity line of credit agreement dated August 15, 2000, evidencing an equity draw down facility between us and Triton West Group, Inc. Triton purchased a total of 46,440 shares of our common stock at an average purchase price of $0.323 per share during the pricing period from May 29, 2001 to June 5, 2001. This purchase resulted in gross proceeds of $15,000, minus an advisory fee of $1,400 to Triton in connection with this drawdown. We will use the proceeds from this drawdown for general operating purposes.

        The attached prospectus relates to the resale of shares acquired by Triton pursuant to the line of credit agreement and pursuant to the exercise of a warrant held by Triton. As of the date of this prospectus supplement, Triton owns 192,126 shares of our common stock, including 125,000 shares issuable upon the exercise of a warrant. Because Triton may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

        THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 8, 2001